[Chordiant Software, Inc. Letterhead]

July 27, 2005

Via EDGAR and FedEx
Mr. Stephen Kirkorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:  Chordiant Software, Inc.
        File No. 000-29357
        Amendment No. 1 to Form 8-K

Dear Mr. Kirkorian:

    We are transmitting herewith for filing Amendment No. 1 (the "Amendment") to the Current Report on Form 8-K, File No. 000-29357 (the "Form 8-K"), of Chordiant Software, Inc. (the "Company") marked to show the changes made to the Current Report filed with the Securities and Exchange Commission (the "Commission") on July 1, 2005.

    The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated July 22, 2005 with respect to the Current Reports filed on Form 8-K on May 24, 2005 and July 1, 2005 (the "Comment Letter"). The numbering of the paragraph below corresponds to the numbering of the comment contained in the Comment Letter, which we have incorporated into this response letter.

Form 8-Ks filed May 24, 2005 and July 1, 2005

1. We note that effective July 1, 2005 you engaged new accountants. Confirm to us whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each reportable event in accordance with Item 304(a)(1)(v) of Regulation S-K.

    The Company has amended its Form 8-K in response to the Staff's comment. The Company confirms that it has authorized its former accountant to respond fully to the inquiries of its successor accountant concerning the subject matter of each reportable event in accordance with Item 304(a)(1)(v) of Regulation S-K.

    As directed in the Comment Letter, the Company is acknowledging that:

* Chordiant is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the Amendment;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K and the Amendment; and
* Chordiant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

    Please do not hesitate to call the undersigned at (408) 517-6267 if you have any questions or would like additional information.

Sincerely,

/s/George de Urioste

George de Urioste
Chief Operating Officer and Chief Financial Officer

cc: Mr. Morgan Youngwood
Nancy Wojtas, Esq.

Enclosures